INVEST IN MOD TECH LABS INC.

An automatic creative team in your pocket for 3D digital media in a click.

PITCH VIDEO   INVESTOR PANEL



MOD TECH LABS

modtechlabs.com   Austin TX

Technology   Entertainment   Software   App   Artificial Intelligence

LEAD INVESTOR

Josef Merrill General Partner, Sputnik ATX

ModTech Labs is revolutionizing how visual assets can be created and deployed. Their AI and software platform automates processes that used to take thousands of hours with hundreds of animators, light specialists, and digital artists. They put the power of "Star Wars" special effects into the hands of everyone, for a fraction of the cost. For large studios, their platform vastly reduces the time to render and utilize objects for VFX, VR and AR in all forms of visual entertainment.

Invested $30,000 this round & $350,000 previously

Learn about Lead Investors

OVERVIEW   UPDATES 2   WHAT PEOPLE SAY 8   ASK A QUESTION

Highlights

1. 🦄🦁🚀 An all-in-one automated platform using AI to supercharge the $397B+ digital content market.
2. 💵 $750k in VC Investment
3. 💰 3500 assets created during 2020 pilot. 2021 Pipeline: $1M+
4. 📈 750% growth in users from 2020 to 2021
5. 🔥 3K Downloads of 3D capture app on iOS and Android
6. ➕ 150% increase in revenue from 2020 to 2021
7. No-code cloud based AI speeds up delivery by up to 99%: less downtime, fewer technical staff.
8. 😎 Team previous Sony, Gameloft, XR Studio experts in workflow automation + tech experts.

Our Team



Alexandria Porter CEO & Co-Founder

Previously CEO & Founder @Underminer Studios; BS in Interior Design and Construction Technology: Intel Top Innovator since 2017, NVIDIA Inception Member, Forbes Next 1000, Woman's Way Rising Star 2021, CTA Chair.

> We've spent more than 15 years creating digital content for mobile, games, movies, and XR. The tools, workflows, and people needed to produce content are too technical, slow, and manual. Our CTO built these tools inside of studios including our own and we know MOD automated AI solves these problems making creative teams more efficient.



Timothy Porter CTO & Co-Founder

Previously Tech Artist @GameLoft, @Gamehouse, @Two Bit Circus; Pipeline Technical Director @Sony; Previous CTO & Founder @Underminer Studios; BS Computer Animation @Full Sail University; Intel Top Innovator; NVIDIA Inception Member; CTA Chair.



Dakotah Lyons

BS @ Missouri University of Science and Technology: Computer Engineering and Computer Science. Developer @ U.S. Geological Survey (USGS) Sep 2019 – Aug 2020: Full Stack Developer

Pitch


MOD TECH LABS
An automatic creative team in your pocket for 3D digital media in a click.


Innovative content delivered with outdated processes.
Linear workflows are slow.
Lack of talent.
Old processes are expensive.


MOD
Global digital content market spend is $400 Bn.
$397B
Digital Content
$37B
Digital Content Creation
$1.2B
MOD Platform
$37B
2025
10.6B
2017
16.82% CAGR
TRENDS
• Realism
• Interactive
• Personalized
• User Generated
• Easy to Consume


MOD
Why now and why us?
• Digitize product, people, and worlds on one-platform
• One-stop for any content: film, tv, games, web, mobile, XR
• Automated no-code makes it simple for anyone to use
• Machine Learning means no reliance on people to scale
• Make realistic digital media from photos, videos, scans, and models
• Universal capture with any camera, scanner, or the MOD app
• Using bleeding edge technology to create tools for anyone


MOD
Enter MOD—an easy one-stop cloud SaaS platform using AI to deliver content faster with fewer people and resources.
Scan
3D
Enhance
View


MOD
MOD is the game changing combination of many tools to simplify complex processes using the latest tech.


Increases Speed
Increases Quality
Automated Systems
Modular workflows
Any Device
Any Imagery
Work from Anywhere
No Infrastructure


How We Make Money
SaaS & Licensing
Annual Expected Rev
APP $50-100k/yr
SMB $100k -$500k/yr
Enterprise $1M+/yr
$50
$40
$30
$20
$10
$0
2021
2022
2023
Revenue Projections
Select Clients and Pipeline
Microsoft
intel
accenture
CLV
$585k
MARGINS
90%+
CAC
$8k

This slide contains forward-looking projections that cannot be guaranteed.


First year growth; pilot, partnerships with major industry players, realized recurring revenue, and app launch.
$2.8M
credits used
2020 Pilot Program
AUTODESK
intel
SideFX
150%
rev increase
2020 to 2021
3k+
Downloads
June 2021
3500+ Assets
$20M Capacity
Partnerships
Hardware | Software | Studios
$1M+ in Projected Rev
in pipeline
750% growth in users
from 2020 to 2021

This slide contains forward-looking projections that cannot be guaranteed. We ran a pilot to understand usage and value from our early customers. In order to gauge this we issued credits with each credit equalling a dollar. The resulted in 3500 assets processed and 20 LOIs signed.


After 20 years in entertainment & media, experts build MOD.
ALEXANDRIA PORTER, CEO
• Serial entrepreneur & Startup CEO
• Expert in visualization technology
• Co-founded Underminer Studios (B2B XR)
• Interior Design and Construction Tech Edu
• Chair for CTA Diversity in XR
TIMOTHY PORTER, CTO
• 20 years in Entertainment & Media
• Expert in pipelines & automation
• Co-founder at Underminer Studios (B2B XR)
• Technical Artist (Two Bit Circus, Gameloft)
• Pipeline Technical Director (Sony)
• Chair for CTA XR and AI Groups
SONY
GAMELOFT
TWO BIT CIRCUS
UNDERMINER STUDIOS
intel
KPMG
QUANTUM
David Salberg
Director of Sales
Verizon Enterprise
Dakotah Lyons
Web Developer
US Geological Survey
Intern Extraordinaire
Beta Tester
Hello World Coder


Venture backed and advised by technologists and seasoned executives.
Joe Merrill
VC | Board Member
Founder | 2 Exits
Oksana Malysheva
VC
Motorola Exec
Travis Oliphant
VC
Founder Anaconda | 2 Exits
Alan Hulme-Lowe
Advisor
3M Exec
SPUTNIK ATX
QUANSIGHT


Leading industry affiliations and recognition.
SPUTNIK ATX
TVL TEXAS VENTURE LABS
CREATIVE DESTRUCTION LAB
intel Software INNOVATOR
NVIDIA INCEPTION PROGRAM
Consumer Technology Association Member
NEXT 1000 HONOREE 2021
HONOREE



MOD
$1M
Priced Equity
Seed Round
FUNDING SPEND
• Sales engineers
• Marketing Spend
• Technical team
• Patents
NEXT MILESTONES WITHIN 18 MONTHS
• Increase MRR to $1M
• Expand client base by 4x
• Increase processing speeds
• Add more features

This slide contains forward-looking projections that cannot be guaranteed.

MOD

> Pressure is building in the industry as traditional and disruptive content creators compete for not only customers, but also production, visual effects, and postproduction talent and resources...
>
> Deloitte



MOD
Easy integration with existing workflows.
Capture photos, videos, or scans
Video/Image Upload
Point Cloud & Mesh Creation
File & Asset Optimization
Visualize, download, or plugin
Playback on any device
MOD App
AUTOMATED



MOD
One platform to do all the boring and slow technical work.
• Photo Capture
• Image Cleanup
• Meshes
• Optimization
• Visualization

MOD

	MOD Tech Labs	Adobe	Topaz Labs	CapturingReality
	All-in-One Platform	Creative Software	Image Cleanup	3D Meshes
AI Enabled	✓	✓	✓	✗
No-code Tools	✓	✗	✗	✗
Cloud	✓	✓	✓	✗
Fast Delivery	✓	✗	✗	✓
Scalable	✓	✗	✗	✗



MOD
Go-to-market
Direct sales to production studios, resellers, and partnership referals.
SaaS, licensing for on premise use, and eventually OEM Channels.
ONLINE
Website
AWS
Azure
Agencies
NETWORK
NVIDIA Inception
Intel Innovators
Consumer Tech Assn.
Visual Effects Society
PARTNERSHIPS
AUTODESK
SideFX
IO Industries
Education

Client ROI

COST SAVINGS PER YEAR 60%
TIME SAVINGS PER PROJECT 50%

Eliminate an average of 3 salaried positions, management, hardware for an estimated $25k per month minimum.

"Game changer. Gaaaaame changer."
DOMINIC C, FOUNDER, EXPECTVR

"MOD is not a want platform, it's a need platform."
CHRISTOPHER L, FOUNDER, FLOTILLA

"MOD's 3D volumetric faces are gorgeous."
BRENT B, CEO, TWO BIT CIRCUS

Digital content in entertainment is up to 80-90% of the budget now.


MATRIX
AVENGERS
AVATAR

	1999	2019	2021
Budget Spend	$13.8M	$100M	$200M
Digtial Content	20%	30%	80%

Future market opportunities for imagery data are endless.



Construction
Architecture

Aerial Imaging
Government

Medical Scans
Telemedicine

A universal platform to transofrm any kind of images into digtial content.



- Objects
- Props
- Product

- Worlds
- Backgrounds
- Buildings

- People
- Performance
- Animation
















Demos
https://sketchfab.com/modtechlabs
https://www.youtube.com/modtechlabs
https://modtechlabs.com/products

MOD TECH LABS

3D in a Click.